April 10, 2007

Via Facsimile and  Mail
-----------------------
Ms. Kristin Lochhead, Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549


         Re:  Bonso Electronics International Inc.

Dear Ms. Lochhead:

     This letter is in response to your letter dated March 15, 2007 ("Letter"), which relates to the Form 20-F for the fiscal year ended March 31, 2006, filed on September 29, 2006 with the United States Securities and Exchange Commission ("SEC"). The responses below have been numbered to correspond to the numbering used in the Letter.

     Consolidated Statements of Cash Flows, page F-5
     ------------------------------------------------

     1. Please tell us about the nature of and basis in GAAP for the $150,000 reversal of software impairment. Under US GAAP it is not normally appropriate reverse an impairment charge. Please be specific in supporting the accounting.

          Bonso's management has reviewed the comment and noticed that the $150,000 software impairment was originally grouped under the caption of "others" ($407,090) in the Form 20-F for the fiscal year ended March 31, 2004. Reclassification of this item was made in the Form 20-F for the fiscal year ended March 31, 2005 in order to improve disclosure. We believe that the ($150,000) reversal of software impairment was due to a clerical error when breaking down the ($407,090) in "others". The ($150,000) reversal of software impairment should have been classified as $150,000 software impairment. Management also believes that the $1,274,511 increase in accrued charges and deposits should have been stated as $1,124,511 (being the difference between $2,951,797 as at March 31, 2004 and $1,827,286 as at March 31, 2003) and the $277,576 decrease in other receivable, deposits and prepayments should have been stated as $127,576. The misclassification of these items would not have any impact to the "Net cash provided by operating activities", "Net cash provided by investing activities" and "Net cash used in financing activities". In light of the immaterial impact of the misclassification, management submits that no amendment to the previous fiscal years financial statements is necessary and advises that such misclassification will be corrected in its future filing.

Ms. Kristin Lochhead, Staff Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
April 10, 2007
Page 2


     2. We note the caption "capital lease inception/(payments)." Tell us why it is appropriate to reflect the inception of capital leases in the body of the cash flow statement. Refer to paragraph 32 to SFAS 95.

          Bonso's management has reviewed this comment and believes that the caption "capital lease inception/(payments)" is appropriate to reflect the inception of capital leases in the body of the cash flow statement. The acquired assets were initially paid in cash to the supplier before capital lease was arranged in the same fiscal year. Management believes that the $1,551,119 Property, plan and machinery acquired under capital leases should not have been disclosed as "Non-cash investing and financing activities". In light of the immaterial impact of the disclosure, management submits that no amendment to the previous fiscal years financial statements is necessary and advises that such misclassification will be corrected in its future filing.


     3. Please tell us how your measurement of the affect of changes in exchange rates on cash balances is consistent with paragraph 25 and Example 2 of Appendix C to SFAS 95. In that regard, also tell us why it is appropriate to present the cumulative translation adjustment as an item on the cash flow statement.

          Bonso's management has considered the comment and believes that the purpose of presenting the cumulative translation adjustment as an item on the cash flow statement is to reflect the measurement of the affect of changes in exchange rates on cash balances on a separate line. Since the cumulative translation is mostly contributed by the changes in exchange rates on non-USD cash balances held in foreign subsidiaries whose functional currency were not USD, management has not segregated the amount and presented them separately. Management understood that only the portion relating to changes in exchange rates on cash balances should have been presented and should also be named as "Effect of changes in exchange rates on cash balances" as opposed to "cumulative translation adjustment". The amount of "Effect of changes in exchange rates on cash balances" for the years ended March 31, 2004, 2005, and 2006 would have been $30,939, $4,981and ($232), respectively. Consequently, the difference between these amounts and the cumulative translation adjustments should be reflected in the changes of the respective balance sheet line items. In light of the immaterial impact of the misclassification, management submits that no amendment to the previous fiscal years financial statements is necessary and advises that such misclassification will be corrected in its future filing.


          Note 1. Description of business and significant accounting policies, page F-7
          ----------------------------------------------------------------------

          (f) long-Lived Assets Including Goodwill and Other Acquired Intangible Assets, page F-8
          ----------------------------------------------------------------------

Ms. Kristin Lochhead, Staff Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
April 10, 2007
Page 3


     4. We reference the goodwill impairment recognized on your scales business during the year ended March 31, 2006. In future filings, please disclose the method of determining the fair value of the associated reporting unit. For example, you should disclose whether the fair value was determined using quoted market prices, prices of comparable businesses, a present value or other technique. Your disclosure that the fair value was based upon "internal models" is not specific. Refer to paragraph 47(b) of SFAS 142.

          Bonso's management has reviewed this comment and will address the comment in its future filings.


          (h) Other Intangible Assets, page F-9
          -------------------------------------

     5. In future filings please expand to describe the nature of the taxi licenses. Please also disclose the business purpose in holding those licenses and the basis for the 50 year life. We do not see a description of a taxi business in your filing. Accordingly, please also clarify how any impairment would be identified and measured.

          Bonso's management has reviewed this comment and will address the comment in its future filings.

          Note 14. Stock Options and Bonus Plans, page F-23
          -------------------------------------------------

     6. In future filings please provide the stock options summary provided under Note 14(b) for each year for which an income statement is provided. Currently, the summary is only provided for the two most recent fiscal years. Refer to the disclosure requirements of both SFAS 123 and SFAX 123(R).

          Bonso's management has reviewed this comment and will address the comment in its future filings.

     7. We see that the assumptions for volatility and expected life of options used in the Black Scholes model to determine pro forma compensation under SFAS 123 changed significantly from fiscal year 2005 to 2006. In future filings please disclose how you determine the subjective assumptions used in valuing stock options and describe the reasons for any significant changes in those assumptions from period to period.

Ms. Kristin Lochhead, Staff Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
April 10, 2007
Page 4


          Bonso's management has reviewed this comment and will address the comment in its future filings.

          Note 15. Business Segment Information, page F-25
          ------------------------------------------------

     8. We see that the amount of net expense attributed to "corporate" was $3.7 million in 2006, $217,000 in 2005 and $4.2 million in 2004. In future filings please disclose reasons for significant changes in amounts allocated to the corporate function.

          Bonso's management has reviewed this comment and will address the comment in its future filings.



          We understand that:

          o Bonso is responsible for the adequacy and accuracy of the disclosure in the filings;

          o Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

          o Bonso may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or wish to discuss anything further, please do not hesitate to contact the undersigned.

                                                     Very truly yours


                                                     /s/  Cathy Kit Teng Pang
                                                     ------------------------
                                                          Cathy Kit Teng Pang
                                                          CFO